SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2016

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Press Release, dated January 6, 2016: Qoros Automotive Co., Ltd. - Qoros Announces Management Changes and New Initiatives

Cautionary Statement Concerning Forward-Looking Statements

The press release of Qoros Automotive Co., Ltd. (“Qoros”) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to: Qoros’ management, new divisional structure, vision, and product range, opportunities that Qoros will target and positioning of its business, changes in the management team, trends in the auto industry, Qoros’ products and its sales, including its run rate sales and its plan to introduce new models and other forward looking statements. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to Qoros’ business, including those risks set forth under “Risk Factors—Risks Related to Our Interest in Qoros” in the Annual Report on Form 20-F for the year ended December 31, 2014 of Kenon Holdings Ltd. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: January 6, 2016	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer